Mail Stop 3561

May 8, 2007

Mr. Michael Hsu
Chief Executive Officer
China Discovery Acquisition Corp.
2666 East Bayshore Road, Suite B
Palo Alto, California 94303

>   **Re: China Discovery Acquisition Corp.**
>   **Amendment No. 2 to Registration Statement on**
>   **Form S-1**
>   **Filed April 13, 2007**
>   **File No. 333-140516**

Dear Mr. Hsu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one of our letter dated March 14, 2007.
        Please explain whether a limited life exempted company is an entity created under
        Cayman Islands law and indicate what "exempted" refers to.

2.   Please include in the disclosure your response to comment two from our previous
        letter regarding the proposed size of your offering.

3.   Please include the disclosure required by Item 505 of Regulation S-K or advise us
        why no revision is necessary.

4.   In your response to comment eight from our previous letter, you indicate your
        belief "that the only individual with a real potential for a conflict of interest is
        Wing Yip." Please explain the basis for this belief, including why you do not
        believe that your other officers and directors may have potential conflicts. In
        addition, please ensure that your management biographies currently disclose all
        entities with which your officers and directors are affiliated.

5.   We were unable to locate the disclosure required by Item 103 of Regulation S-K.
        Please advise us of its location.

6.   We note that the conversion rights have changed and are now available for up to
        29.99% of the ordinary shares in the IPO. Provide clear disclosure throughout
        that this will make it easier for a business combination to be approved.

7.   In the proposed business section, we note that you continue to have the 80%
        threshold for the value of any business interest you acquire. Please revise to
        discuss the logistics of any acquisition in light of the revision to your conversion
        threshold.

8.   We note your response to comment six from our previous letter. Please reconcile
        the liquidation after the 21 day period discussed on page eight with the
        distribution to public shareholders within 10 business days from the date of
        winding up and dissolution discussed on page nine.

9.   In an appropriate section, please provide a thorough discussion of the Chinese
        regulatory requirements regarding foreign ownership, and acquisition, of Chinese
        companies. In addition, please discuss the timing of obtaining governmental
        approvals and how it may impact your plans. Please note that this disclosure
        should be in addition to the disclosure currently contained in your risk factors.

Cover Page of the Prospectus

10.   Please include on the cover page the amount of securities being offered by selling security holders as required by Item 501 of Regulation S-K.

Prospectus Summary, page 1

11.   We note your disclosure in regards to the company acquiring control through contractual arrangements. In the risk factors section, please include any related risks involving this type of structure. You may want to expand your explanation of this structure, including its risks, in the business section.

The Offering, page 3

12.   On page six you disclose that you will not pay any fee or other cash payment to your insiders in connection with your activities leading up to, and including, your business combination. Please revise to clarify whether this statement is designed to encompass all forms of compensation – such as stock, options, etc.

13.   Please revise your disclosure on page nine to clarify with whom Messrs. Hom, Hsu, Yip, Shen and Yin have agreed to be personally liable for certain of your debts. In responding to the foregoing, please revise your page 13 risk factor disclosure as well.

14.   Please explain the purpose of permitting private sales of your insider's escrowed shares. In addition, please advise us of the federal securities law exemption you will rely on in light of our Rule 144 position.

Risk Factors, page 12

15.   Several of your risk factors, including your risk factor headings, state vague conclusions which do not provide sufficient information to investors. As one example, we note your discussion that your management may have a conflict in determining whether to enter into a particular business combination because their shares would not be entitled to participate in a liquidating distribution. However, you do not fully address the impact that this has on the investor; instead you note that it creates a conflict. Nor do you address the fact that, because they paid a lower dollar amount for their shares, a deal that may be a net loss to the public shareholders could still result in a positive return for your insiders. Please revise this risk factor, as well as others to provide more definitive discussions of the risks.

16.	We do not believe that the company has responded entirely to comment 16 from our previous letter and we reissue in part our prior comment. Please revise your risk factors and related disclosures, to indicate which entities management owes a preexisting duty to, describe the manner and priority for handling these conflicts, and disclose whether the company has a written conflict of interest plan which it will follow.

17.	In your risk factor on page 19, under the subheading "We will proceed with a business combination only if …," you state that the 30% conversion threshold was put in place "in order to reduce the likelihood that a small group of investors holding a large block of our stock will be able to stop us from completing a business combination that is otherwise approved by a large majority of our public stockholders." Please clarify why you refer to a large majority in your discussion when the operative shareholder vote would only require a mere majority of the votes cast. Also, please revise to clarify that this revised threshold makes the approval of a business combination more likely even over a strong, genuine, shareholder dissent. Alternatively, please advise why no revision is necessary.

18.	Please revise your risk factor on page 23, under the subheading "Because we are incorporated under the laws of the Cayman Islands …," to indicate whether your trust fund will be located outside the United States, as well as whether the agreement covering the trust fund will be governed by the laws of a non-US jurisdiction.

19.	Your page 25 risk factor indicates that the Chinese government reserves a right to unwind a transaction in certain circumstances. Please revise to provide more disclosure about this potentiality, including whether the company would attempt to return funds to its shareholders etc.

Dilution, page 35

20.	We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

Proposed Business, page 39

We have not identified a target business or target industry, page 40

21.	We note the statement on page 40 that, "None of our officers, directors, promoters and other affiliates has engaged in discussion on our behalf …." Please disclose whether this also includes the special advisors.

Sources of target business, page 41

22.   Your disclosure on page 41 indicates that you will rely, to a certain extent, on unaffiliated third parties to bring combination opportunities to your attention. Please revise to discuss whether you anticipate having to pay a finders' fee in connection with this and, if so, please provide an expected range of payments that you may make.

23.   We note the disclosure on page 41 that, "We also do not anticipate acquiring an entity that is either a portfolio company of, or has otherwise received a financial investment from, an investment banking firm … that is affiliated with our management." Please specifically disclose whether this includes investment banking firms that are affiliated with directors and special advisors.

Fair market value of target business, page 42

24.   Please clarify how the 80% fair market value test will be determined in the event that you acquire less than 100% of your target and acquire contractual control only.

Conversion Rights, page 44

25.   We note your response to comment 26 from our previous letter and additional disclosure that you may require shareholders to tender their shares as part of the conversion process. Please revise to provide additional discussion. In this regard, we are particularly concerned about the timing, cost, and procedures that investors will have to follow to perfect their rights. Please refer to our prior comment 26 for additional information.

Management, page 51

26.   Please provide more details on the business experience of your management. For example, as a general matter, the disclosure should provide the following for each principal occupation or employment held by management within the last five years, or any longer time period that you voluntarily cover: the name and specific duties of each position; the entity with which the position was held; the business activities of the entity; and the beginning and ending dates of each position by month and year.

27.   We note your disclosure on page 52 regarding the special advisors to the company. Please revise to clarify the role that these advisors will play at your company as well as what duties, if any, they will owe the company and its shareholders. Also revise to clarify how the restrictive terms of your offering –

such as those requiring initial shareholder to vote a certain way – will apply to these special advisors. In addition, please disclose the principal terms of all related agreements between the company or its affiliate(s) and any special advisor or his affiliate(s), and file such agreements as exhibits.

28.   Please revise to clarify the role that YUD Group will play at your company. In addition, please revise to clarify whether you would invest alongside YUD Group in an entity.

Conflicts of Interest, page 53

29.   In discussing the conflicts of interest on page 54, please clarify whether your advisors would be included in "management" as that term is used in this section.

30.   Please provide the reason for deleting the following statement on page 54: "The ability of the purchasers of the insider units and insider warrants to exercise the warrants included within the insider units and such insider warrants on a cashless basis may cause our management to have a conflict of interest in determining when to call the warrants for redemption as they would potentially be able to avoid any negative price pressure on the price of the warrants and ordinary shares due to the redemption through a cashless exercise."

Description of Securities, page 60

31.   On page 62 you advise investors to "review a copy of the warrant agreement, which has been filed as an exhibit to the registration statement … for a complete description of the terms and conditions applicable to the warrants." As the exhibits are not provided to the shareholders, please revise to clarify that you have described all of the material provisions of the warrants as well as your units and common stock.

Taxation, page 65

32.   We note your response to comment 33 from our previous letter. Please include a tax opinion in your registration statement as required by Item 601(b)(8) of Regulation S-K.

Underwriting, page 74

33.   Please disclose the dollar value associated with the underwriters' purchase option. In addition, please advise us why this has been excluded from your tabular presentation on page 76. See Item 508(e) of Regulation S-K.

Part II

Item 15. Recent Sales of Unregistered Securities

34.   Please clarify the securities law exemption relied upon by Mr. Hom to transfer his securities in March 2007. See Item 701 of Regulation S-K.

Exhibits

35.   Please advise us when the company will file a legality opinion, as well as the law firm that will write such opinion. We note that Exhibit 5.2 contains a Graubard Miller opinion which opines that the Purchase Option and Warrants are legal, valid and binding obligations of the company, but does not address the Units, or Common Stock. With respect to the foregoing, please file an opinion covering the company's Units and Common Stock – and ensure that you reference the law of the appropriate jurisdiction. Secondly, please clarify Exhibit 5.2 to specify the state law covered by the opinion.

Exhibit 1.1

36.   Please revise your Form S-1 disclosure to address clause 3.28 "Tail Fees for Private Placements."

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Maureen Bauer at (202) 551-3237 or Tia Jenkins at (202) 551-3871 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.
        Jeffrey M. Gallant, Esq.
        Fax (212) 818-8881